March 21, 2006

Via Facsimile (212) 593-5955 and U.S. Mail

Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY  10022

      Re:	Gencorp Inc.
		Additional Definitive Soliciting Materials
Filed March 16 and 21, 2006 by Pirate Capital LLC, et. al.
		File No. 1-01520

Dear Mr. Spencer:

      We have reviewed your filing and have the following comments.

Additional Definitive Soliciting Materials filed March 16, 2006

Financial Targets Continually Missed, page 2
1. Note that each statement or assertion of opinion or belief must not only be clearly characterized as such, but must also have a reasonable factual basis. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your assertions regarding statements made by Gencorp with respect to its expected free cash flow in 2003, 2004 and 2005. Also, provide support for your disclosure regarding the Atlas V contract on page 3.

Dilutive Capital-raising Initiatives, page 3
2. Please balance your disclosure of the offer made by Steel Partners by noting that prior to that offer and the public offering conducted by Gencorp, the market price for Gencorp`s common stock had been higher than $14.39 since at least September 1, 2004. Also, clarify that Steel Partners` offer was contingent on several factors and that
Steel Partners did not have the necessary financing in place to effect the proposed transaction.



Persistent Resistance of Corporate Governance Reform, page 3
3. Please clarify your disclosure with respect to the percentage of voting power required to approve a potential future company proposal to declassify the board of directors by noting that the vote is required by Gencorp`s articles of incorporation.

Additional Definitive Soliciting Materials filed March 21, 2006

Agenda - Maximize long term shareholder value, page 1
4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the first paragraph after the first set of three bullet points in this section in which you state that your nominees would bring "valuable insights to the Company that would help strengthen strategic relationships and enhance long term value of Gencorp." Please provide the support described above or revise your disclosure as necessary.
5. Supplementally provide us with a copy of the Fitch report to which you refer in the second bullet point under "1. The Divestiture of GDX Automotive."

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
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Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
March 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE